DLA Piper LLP (US)
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San Diego, California 92121-2133
www.dlapiper.com

Jeffrey C. Thacker
jeff.thacker@dlapiper.com
T 858.638.6728
F 858.638.5128

September 11, 2014

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:  J. Nolan McWilliams
          Tonya K. Aldave

Re:	Kratos Defense & Security Solutions, Inc.
Registration Statement on Form S-3
Filed August 20, 2014
File No. 333-198266

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff) of the Securities and Exchange Commission (the “Commission”), dated September 10, 2014, to Mr. Eric M. Demarco, Chief Executive Officer of Kratos Defense & Security Solutions, Inc. (the “Company”), regarding the Registration Statement on Form S-3 filed by the Company with the Commission on August 20, 2014 (File No. 333-198266).

This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comments, sets forth the Company’s response.  We also have enclosed a copy of the Registration Statement on Form S-3.

General

1.       Based on the disclosure in the Exchange and Redemption section on page 13, it appears that you need to register the offering of rights as a separate security in the fee table and have counsel file an updated legality opinion covering the rights. Please revise accordingly or explain why you do not believe this is appropriate. For guidance, please refer to Question 116.16 of the Compliance and Disclosure Interpretations on Securities Act Forms, which can be found at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response

In response to the Commission’s comments, the Company has filed an amendment to Form S-3 to register the offering of rights as a separate security in the fee table and its counsel has filed an updated legality opinion as Exhibit 5.1 covering the rights.

Acknowledgment

As requested by the Staff, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further information, please call me at (858) 638-6728.

Very truly yours,

DLA Piper LLP (US)

/s/ Jeffrey C. Thacker
Jeffrey C. Thacker
Partner